Exhibit 99.2

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General
Meeting of Shareholders to be held on July 9, 2026 at 11:00 A.M., Beijing Time
(July 8, 2026, at 11:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Lingyi Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ERAYAK Power Solution Group Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting” or “EGM”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1, 2, 3 and 4.

Item 1

RESOLVED as a special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve

Share Capital Reduction

a.    the par value of each issued and outstanding class A ordinary share of par value of US$0.22 and each issued and outstanding class B ordinary share of par value of US$0.22 in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.21999 of the paid-up capital on each of the issued and outstanding class A ordinary share of par value of US$0.22 and class B ordinary share of par value of US$0.22 (the “Share Capital Reduction”);

b.    following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

c.    the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.     immediately following the Share Capital Reduction:

i.     each authorized but unissued class A ordinary share of par value of US$0.22 be subdivided into 22,000 class A ordinary shares of par value of US$0.00001 each; and

ii.    each authorized but unissued class B ordinary share of par value of US$0.22 be subdivided into 22,000 class B ordinary shares of par value of US$0.00001 each,

(the “Subdivision”);

Share Capital Cancellation

e.    immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued class A ordinary shares of par value of US$0.00001 each and authorized but unissued class B ordinary shares of par value of US$0.00001 each as will result in the Company having authorized share capital of US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

consequent upon the Share Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be changed from US$220,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.22 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.22 each and (b) 100,000,000 class B ordinary shares of par value of US$0.22 each to US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each.

☐ For	☐ Against	☐ Abstain

Item 2

RESOLVED as an ordinary resolution, with effect immediately following the effectiveness of the Share Capital Reduction and Reorganization, to increase the Company’s authorized share capital

From: US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each,

To: US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 4,500,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 500,000,000 class B ordinary shares of par value of US$0.00001 each, by the creation of (i) 3,600,000,000 class A ordinary shares of par value of US$0.00001 each, and (ii) 400,000,000 class B ordinary shares of par value of US$0.00001 each (the “Share Capital Increase”).

Item 3

RESOLVED as a special resolution, subject to and immediately following the effectiveness of the Share Capital Reduction and Reorganization and the Share Capital Increase:

(1) to amend and restate the currently effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with the sixth amended and restated memorandum and articles of association, in the form attached to the proxy statement as Exhibit A (the “Sixth Amended and Restated Memorandum and Articles of Association”), which incorporate amendments including Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

(2) to authorize the Company’s registered office provider to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Sixth Amended and Restated Memorandum and Articles of Association and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

(the “Adoption of Sixth Amended and Restated Memorandum and Articles of Association”)

☐ For	☐ Against	☐ Abstain

Item 4	RESOLVED as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1)	Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1)	Call the telephone number on your voting card or email.

To vote by Mail

1)	Check the appropriate boxes on the voting instruction form

2)	Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on July 9, 2026, at 11:59 A.M., Beijing Time (July 8, 2026, at 11:59 P.M., Eastern Time).